Exhibit 99.1

Press Release

ADAMS NATURAL RESOURCES FUND ANNOUNCES TENDER OFFER

BALTIMORE, MARYLAND, July 29, 2020 — Adams Natural Resources Fund, Inc. (NYSE: PEO) announced today that its Board of Directors has approved a tender offer to acquire in exchange for cash up to 20 percent of the Fund’s outstanding shares at a price equal to 95 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the day the offer expires (the “Tender Offer”).

The Tender Offer will commence on August 7, 2020 and will terminate on September 4, 2020, unless extended. Additional terms and conditions of the Tender Offer will be set forth in its offering materials, which will be distributed to the Fund’s stockholders. The Tender Offer is not conditioned on any minimum number of shares being tendered. If more than 20 percent of the Fund’s outstanding shares are tendered, the Fund will purchase its shares from tendering stockholders on a pro rata basis at the same offering price.

The Tender Offer is optional for all shareholders, who are free to choose whether to participate, and how many shares to tender. Any shareholders who do not tender their shares will realize a proportionate increase in their equity interest in the Fund, to the extent that shares are purchased in the Tender Offer. CEO Mark Stoeckle said, “We are pleased that through this offer, the Fund will provide shareholders with the opportunity to realize a price that is closer to the underlying portfolio value than the previous tender offers by the Bulldog-Ancora Group.”

Investors are urged to read the important information relating to the Tender Offer when it becomes available, including: (i) the Issuer Tender Offer Statement; (ii) the Form of Letter to Stockholders; and (iii) the Press Release Announcing the Commencement of the Tender Offer. Once filed with the Securities and Exchange Commission (the “SEC”), the Tender Offer materials may be obtained free of charge at the SEC’s website at www.sec.gov or on the Fund’s website: adamsfunds.com.

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Since 1929, Adams Funds has consistently helped generations of investors reach their investment goals. Adams Funds is comprised of two closed-end funds, Adams Diversified Equity Fund, Inc. (NYSE: ADX) and Adams Natural Resources Fund, Inc. (NYSE: PEO). The Funds are actively managed by an experienced team with a disciplined approach and have paid dividends for more than 80 years across many market cycles. The Funds are committed to paying an annual distribution rate of 6% or more, providing reliable income to long-term investors. Shares can be purchased through our transfer agent or through a broker. For more information about Adams Funds, please visit: adamsfunds.com.

Contact:

Lyn Walther │Director of Shareholder Communications │ 800.638.2479 │investorrelations@adamsfunds.com

500 East Pratt Street, Suite 1300, Baltimore, MD 21202 │ 410.752.5900 │ 800.638.2479 │ adamsfunds.com